PACIFIC GAS AND ELECTRIC COMPANY

300 LAKESIDE DRIVE

OAKLAND, CALIFORNIA 94612

July 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Hodan Siad – Structured Finance

Re:	Pacific Gas and Electric Company
PG&E Recovery Funding LLC
Registration Statement on Form SF-1
File Nos. 333-278688 and 333-278688-01

Dear Ms. Siad:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pacific Gas and Electric Company and PG&E Recovery Funding LLC hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on July 22, 2024 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. or Adam R. O’Brian of Hunton Andrews Kurth LLP at (212) 309-1071 or (212) 309-1043, respectively, or mfitzpatrick@huntonak.com or aobrian@huntonak.com, respectively, as soon as the Registration Statement has been declared effective.

Very truly yours,

PACIFIC GAS AND ELECTRIC COMPANY

By:	/s/ Brian M. Wong
Name:	Brian M. Wong
Title:	Vice President, General Counsel and Corporate Secretary

cc:	Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP

Adam R. O’Brian, Hunton Andrews Kurth LLP